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03024416

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Northair Mines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 17 2003 THOMSON FINANCIAL

FILE NO. 82- 305

FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/10/03



INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

2003 ANNUAL REPORT

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Letter to the Shareholders

The past year has seen the continued success of our Mexican generative exploration program with the acquisition of the El Tesoro Project in Durango. The belt reconnaissance program continues to focus primarily in the highly prospective Sierra Madre Occidental geological province of western Mexico with the objective of defining, acquiring and exploring high grade gold deposits, as well as silver and polymetallic bulk tonnage mineral systems.

In February the Company announced the acquisition of the El Tesoro property. El Tesoro is an undeveloped and relatively unrecognized district that contains multiple high grade gold vein systems. Since acquiring the property, the Company's exploration team has identified seven distinct zones of mineralization containing significant gold and silver values within a complex structural belt that is at least 2.5 kilometres long and in excess of 600 meters wide. A total of 201 samples that have been taken directly from the zones of mineralization average an impressive 7.95 g/t gold and 55.61 g/t silver. The Company is currently conducting an exploration program that will bring the property to the drilling stage.

In September of 2002, the Company entered into a Joint Venture with Kaieteur Resource Corp., whereby Kaieteur can earn a 60% interest in Northair's Sierra Rosario project. Kaieteur can earn its interest by paying Northair $200,000(C) in cash, issuing 750,000 common shares and incurring $1,000,000(C) in exploration expenditures over a four year period. The Sierra Rosario property contains numerous gold and silver zones, with the San Rafael Zone receiving the most exploration to date. A field program completed last fall by Northair staff at the San Rafael Zone indicated a bulk tonnage silver target having a surface expression of approximately 200 x 70 meters. A total of 23 samples taken from the zone averaged 181 g/t silver and 0.321 g/t gold.

During the past year the price of gold has continued to improve while conversely, competitor activity in Mexico has actually diminished, providing an excellent opportunity for the Company. We remain committed to working in Mexico, and are confident that our program will lead to additional success and shareholder reward. As always, Northair expresses our gratitude to our shareholders for their continued support.

<u>On behalf of the Board of Directors,</u>

INTERNATIONAL NORTHAIR MINES LTD.

/s/ Frederic G. Hewett

Frederic G. Hewett, *P.Eng.*

President & C.E.O.

June 17, 2003

EXPLORATION OVERVIEW

Since 1995, the Company has concentrated its efforts in Mexico with an active generative mineral exploration program. The program utilizes a combination of submittal solicitation and belt reconnaissance, and has resulted in the recent acquisitions of the El Tesoro, Sierra Rosario and El Tropico projects. We will continue to maintain the generative program at a high level while a significant exploration program is carried out at El Tesoro. This generative program has produced several additional potential acquisition candidates which are currently under review.


EXPLORATION PROJECTS
Vancouver
Denver
SIERRA ROSARIO
EL TROPICO
EL TESORO
Mexico City
Northair Group

El Tesoro Project

In February of 2003, the Company announced the acquisition of the El Tesoro Project located in the state of Durango, Mexico. The El Tesoro Project area was identified by Northair exploration staff during 2002 as part of the Company's ongoing generative exploration program. El Tesoro is an undeveloped and relatively unrecognized district that contains multiple high grade gold vein systems. Three concessions have been staked by Northair, and an additional four core concessions have been acquired via option agreements. Total acquisition costs to acquire 100% of the four privately held concessions are US $ 530,000 over a three to four year period. There are no royalties.

El Tesoro is located in the western Sierra Madre Occidental geological province. Topography is moderate to steep, with elevations ranging from about 800 to 1800 meters above mean sea level. Climate is pleasant, with a short rainy season and the property is lightly forested with pine and oak trees. Access is by road from either Mazatlan in the west or the Durango Highway to the north.


Navajoa
SONORA
Hidalgo Del Parral
San Francisco Del Oro
Santa Barbara
COAHUILA
El Fuerte
BAJA CALIFORNIA SUR
Ahome
La Mochis
Guasave
Guamuchil
SINALOA
San Pedro
Ciudad Lerdo
Villa Constitucion
CULIACAN
DURANGO
El Dorado
Juan Aldama
DURANGO
ZACATECAS
MEXICO
Sombrerete
Mazatlan
Villa Union
El Tesoro
Fresnillo
Escuinapa
Valparaiso
ZACATECAS
El Tesoro
Acaponeta
Tecuala
Garcia Salinas
NAYARIT
JALISCO
AGUASCALIENTES
Tuxpan
Santiago Ixcuintla
TEPIC
San Martin De Bolanos

The property contains a sequence of rhyolite flows and pyroclastics belonging to the Tertiary "Superior" volcanic group, which has been intruded by numerous coeval dikes and plugs ranging from rhyolite to dacite in composition. A post mineralization cover composed of unwelded felsic pyroclastics and associated talus debris unconformably overlies the older rocks. These post mineral deposits conceal an estimated 70% of the property inferring significant exploration potential for additional undiscovered zones of mineralization.

Seven zones of vein style mineralization have been identified by the Northair staff to date. Mineralization is of the classic epithermal "low sulfidation" vein type. The veins are poorly exposed via intermittent outcrops and numerous gambusino workings, and occur within a complex structural belt over a presently defined zone of at least 2.5 kilometres long and in excess of 600 meters wide. Widths of observed veins range from approximately 1.5 to over 20 meters. Strike lengths have yet to be accurately determined due to the post mineral volcanic cover.

A total of 264 samples have been taken from the project to date, with an average of 6.02 g/t gold and 43.0 g/t silver. Of these, 63 were reconnaissance style samples distal to mineralized zones with 201 chip channel samples taken directly from zones of mineralization averaging 7.95 g/t gold and 55.61 g/t silver.


EL TESORO PROJECT - MINERALIZED ZONES
N
Property Boundary
Highly Prospective Mineralized Area
F Zone
27 samples ave. 3.16 g/t Au, 23 g/t Ag
G Zone
4 samples ave. 4.97 g/t Au, 20 g/t Ag
B Zone
71 samples ave. 6.75 g/t Au, 40 g/t Ag
Zone is up to 15 meters wide
E Zone
22 samples ave. 14.96 g/t Au, 77 g/t Ag
C Zone
32 samples ave. 3.44 g/t Au, 23 g/t Ag
Zone is up to 20 meters wide
A Zone
35 samples ave. 16.04 g/t Au, 147 g/t Ag
Zone appears to continue to E Zone under cover
D Zone
10 samples ave. 5.98 g/t Au, 10 g/t Ag
0 500 1000
Meters
Northair claims - optioned & solely owned
Mineralized zones discovered to date
JUNE 2003

Summary of Sample Results

	# Samples	Gold g/t	Silver g/t	Width Range	Defined Length	Comments
Total Project	264	6.02	43.00			
Combined: A-G Zones	201	7.95	55.61			
A Zone	35	16.04	147.20	1.5 to 5 mtrs	~ 100 mtrs	Open in both strike directions. Concealed
B Zone	71	6.75	39.99	3 to >15 mtrs	~ 150 mtrs	Open in both strike directions. Concealed
C Zone	32	3.44	23.21	3 to >20 mtrs	~ 600 mtrs	~30% concealed
D Zone	10	5.98	10.00	Up to > 5 mtrs	Unknown	Connects with C zone, open to east
E Zone	22	14.96	77.10	1.5 to > 10 mtrs	~ 150 mtrs	May connect with A zone. Open to north
F Zone	27	3.16	22.60	1.5 to ~25 mtrs	~ 400 mtrs	Traced intermittently ~400 mtrs. Open in both directions
G Zone	4	4.97	20.00	Unknown	Unknown	Almost entirely concealed

A trenching program commenced on the property in May of 2003. This program is designed to explore and sample entire widths of the mineralized zones in a variety of locations throughout the property. In conjunction with this program, the Company is applying for the necessary permits to construct additional mechanical trenches, roads and drill pads. These programs should advance the project to the drilling stage.

Sierra Rosario Project

In April of 2002, the Company staked the Sierra Rosario concession, located in the state of Sinaloa, Mexico. The property has relatively good access and infrastructure, and is located approximately 25 linear kilometres northwest of Choix, Sinaloa; and 40 kilometres east of Alamos, Sonora. In September the Company entered into a Joint Venture with Kaieteur Resource Corp., whereby Kaieteur can earn a 60% interest in the project by paying Northair (C)$200,000 in cash, issuing 750,000 common shares and incurring (C)$1,000,000 in exploration expenditures over a four year period. As part of the agreement, Northair agreed to provide their staff to perform the first phase of exploration on the property. This has been accomplished with very encouraging results.

The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province. At least six gold and silver occurrences have been discovered by Northair exploration staff within the property. The principle target, named the "San Rafael Zone", occurs in the northern part of the concession and contains strong silver mineralization.

In November, Northair staff completed a first phase mapping and sampling program of the San Rafael Zone. This work defined the surface expression of the zone of mineralization within an intensely altered rhyolite porphyry intruding Cretaceous shale and siltstone. Mineralization is epithermal, and contains strong silica replacement and quartz veining with multiple orientations. Only about 20% of the zone is exposed in workings and outcrops, limiting the ability to thoroughly sample the zone without mechanical trenching programs. There are numerous small pits and several small adits made by gambusinos. A total of 23 chip channel samples were taken with very encouraging results. Gold is strongly anomalous with significant silver values. The zone is also anomalous in copper, lead and zinc. Intervals are summarized below:

Composite Intervals, San Rafael Zone

Sample		Silver Values	Gold Values
Number	Interval	g/tonne	g/tonne
3	15 meters	675	0.173
3	14.5 meters	46	0.208
3	14 meters	170	0.355
3	15 meters	53	0.208
3	15 meters	113	0.210
23	Average	181	0.321

Further exploration plans for the project are presently being formulated.

El Tropico Project:

The Company has acquired by staking, the El Tropico concession in the state of Sinaloa, Mexico. The concession covers the majority of a structurally controlled gold/silver occurrence, and further work for the project and surrounding area is under consideration.

See separate SEDAR filing for BC Form 51- 901 F (Schedule A: Financial Statements; Schedule B: Supplemental Information and Schedule C: Management Discussion and Analysis).

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
INTERNATIONAL NORTHAIR MINES LTD.	**28 February 2003**	03/04/08
Issuer's Address	**Issuer's Fax No.**	**Issuer's Telephone No.**
860 – 625 Howe Street Vancouver, B.C. V6C 2T6	(604) 689-5041	(604) 687-7545
Contact Person	**Contact's Position**	**Contact Telephone No.**
Fred G. Hewett	President	(604) 687-7545
Contact Email Address	**Web Site Address**	
info@northair.com	**http://www.northair.com/international**	

CERTIFICATE

The Board of Directors has approved the three schedules required to complete this Report and the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed
[signature]	Fred G. Hewett	03/06/17
Director's Signature	**Print Full Name**	**Date Signed**
[signature]	D. Bruce McLeod	03/06/17

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

3rd Floor, 10190 152A Street
Surrey, BC Canada
V3R 1J7
Tel 604 585-8300
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of International Northair Mines Ltd.:

We have audited the consolidated balance sheets of International Northair Mines Ltd. (A Development Stage Company) as at 28 February 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 28 February 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Staley, Okada & Partners
STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Surrey, B.C.
8 April 2003

International Northair Mines Ltd.
(A Development Stage Company)

Statement 1

Consolidated Balance Sheet

As at 28 February
Canadian Funds

ASSETS		2003		2002
Current				
Cash and short-term deposits	$	**731,862**	$	606,476
Accounts receivable		**16,207**		12,412
Due from related parties *(Note 8c)*		**76,879**		80,079
Prepaid expenses and deposit		**13,858**		6,646
		838,806		705,613
Investments - Marketable Securities *(Note 4)*		**174,895**		185,117
Capital Assets *(Note 5)*		**17,447**		22,987
Resource Property Costs - *Schedule (Note 6)*		**109,136**		42,960
Reclamation Deposits *(Note 2f)*		**7,000**		7,000
	$	**1,147,284**	$	963,677

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**64,961**	$	55,851
Due to related parties *(Note 8c)*		**25,963**		-
Deferred rent inducement		**-**		5,143
		90,924		60,994

SHAREHOLDERS' EQUITY				
Share Capital *(Note 7)*		**18,929,739**		18,639,772
Contributed Surplus		**116,448**		116,448
Deficit - *Statement 2*		**(17,989,827)**		(17,853,537)
		1,056,360		902,683
	$	**1,147,284**	$	963,677

ON BEHALF OF THE BOARD:

________________, Director

________________, Director

- See Accompanying Notes -

Statement 2

International Northair Mines Ltd.

(A Development Stage Company)

Consolidated Statement of Loss and Deficit

For the Years Ended 28 February

Canadian Funds

	2003	2002
General and Administrative Expenses		
Salaries and benefits	$ 155,913	$ 187,855
Office rent and equipment	103,808	101,054
Office and general	68,740	37,512
Accounting and legal	27,011	20,277
Regulatory compliance	11,650	21,320
Telephone	8,810	6,883
Travel and promotion	8,643	5,614
Shareholder information and investor relations	8,625	11,250
Amortization	6,600	8,353
Transfer agent fees	5,226	4,105
Gain (loss) on foreign exchange	1,107	(8,691)
Administrative recoveries *(Note 8a)*	(403,775)	(382,928)
Loss Before the Undernoted	2,358	12,604
Gain on sale of investments	(122,316)	(117,815)
Write-down of investments	7,866	14,935
Loss on equity investment	-	17,491
Write-off of exploration costs on outside properties and properties abandoned	257,477	371,401
Brandywine property expense	2,326	-
Interest and sundry	(11,421)	(14,082)
Loss for the Year	136,290	284,534
Deficit - Beginning of year	17,853,537	17,569,003
Deficit - End of Year	$ 17,989,827	$ 17,853,537
Loss per Share - Basic and Diluted	$ 0.02	$ 0.04

International Northair Mines Ltd. Statement 3

(A Development Stage Company)

Consolidated Statement of Cash Flows

For the Years Ended 28 February

Canadian Funds

Cash Resources Provided By (Used In)	2003	2002
Operating Activities		
Loss for the year	$ (136,290)	$ (284,534)
Items not affecting cash		
Gain on sale of investments	(122,316)	(117,815)
Write-down of investments	7,866	14,935
Loss on equity investment	-	17,491
Amortization	6,600	8,353
Write-off of exploration costs on outside properties and properties abandoned	257,477	371,401
Deferred rent inducement	(5,143)	(5,612)
	8,194	4,219
Changes in current assets and liabilities	27,266	(66,199)
	35,460	(61,980)
Investing Activities		
Acquisition of investments	(2,351)	(16,138)
Proceeds from sale of investments	135,023	155,317
Acquisition of capital assets	(1,060)	(6,185)
Resource property costs, *net*	(331,653)	(156,763)
	(200,041)	(23,769)
Financing Activities		
Issuance of share capital	289,967	220,000
Net Increase in Cash	125,386	134,251
Cash Position - Beginning of year	606,476	472,225
Cash Position - End of Year	$ 731,862	$ 606,476

Schedule of Non-Cash Transactions		
Shares acquired for property option payment	$ 8,000	$ 13,629
Shares acquired for settlement of debt	$ -	$ 25,000

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Schedule of Resource Property Costs

For the Years Ended 28 February
Canadian Funds

	Acquisition Costs	Exploration Costs	**2003**	2002
Direct - Mineral				
Mexico				
Lobos				
Option payments - Cash	$ -	$ -	$ -	$ 46,799
Salaries and consulting	-	-	-	11,762
Field work and travel	-	-	-	2,775
Recoveries	-	-	-	
- Shares	-	-	-	(13,629)
- Option payments	-	-	-	(82,523)
	-	-	-	(34,816)
Sierra Rosario				
Labour and supervision	-	23,847	**23,847**	-
Assaying camp and general	-	2,330	**2,330**	-
Field work and travel	-	1,885	**1,885**	-
Claimstaking	1,878	-	**1,878**	-
Recoveries				-
- Cash calls	-	(4,859)	**(4,859)**	-
- Shares	-	(8,000)	**(8,000)**	-
- Option payments	(1,878)	(8,122)	**(10,000)**	-
	-	7,081	**7,081**	-
El Tesoro				
Labour and supervision	-	41,745	**41,745**	-
Field work and travel	-	21,328	**21,328**	-
Assaying camp and general	-	18,694	**18,694**	-
Claimstaking	8,030	-	**8,030**	-
Finder's fees	1,536	-	**1,536**	-
	9,566	81,767	**91,333**	-
El Tropico				
Labour and supervision	-	7,953	**7,953**	-
Assaying camp and general	-	2,769	**2,769**	-
	-	10,722	**10,722**	-
General exploration				
Salaries and consulting	-	101,275	**101,275**	104,957
Assaying, camp and general	-	23,115	**23,115**	36,487
Field work and travel	-	80,332	**80,332**	28,186
	-	204,722	**204,722**	169,630
British Columbia				
General exploration and property examinations	-	14,807	**14,807**	8,320
Recoveries - B.C. Exploration credit	-	(5,012)	**(5,012)**	-
	-	9,795	**9,795**	8,320
Net Costs for the Year	9,566	314,087	**323,653**	143,134
Balance - Beginning of year	35,600	7,360	**42,960**	271,227
Write-off of exploration costs on outside properties and properties abandoned *(Note 6a)*	(35,600)	(221,877)	**(257,477)**	(371,401)
Balance - End of Year	$ 9,566	$ 99,570	**$ 109,136**	$ 42,960

- See Accompanying Notes -

1. Nature of Operations

The company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties, the investment in other development stage companies and in providing administration services to other related public companies. The recovery of the company's investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the company or its investees to continue in operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

2. Significant Accounting Policies

a) Basis of Consolidation

These financial statements include the accounts of the company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V., which is accounted for using the purchase method of accounting.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and brokers, and short-term deposits. Cash and cash equivalents included in the cash flows statement are comprised of cash and short-term deposits on the balance sheet.

c) Investments and Marketable Securities

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee. Other investments are recorded on the cost basis. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d) Amortization

The company provides for amortization on the following basis:

- Office furniture and equipment - 10% to 30% declining balance

One-half of the above rate is applied in the year of acquisition.

2. Significant Accounting Policies - *Continued*

e) Mineral Exploration and Development Costs

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) Environmental Expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs are secured by reclamation deposits of $7,000.

g) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital for the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

2. Significant Accounting Policies - *Continued*

h) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j) Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

i) Monetary assets and liabilities at year-end rates,
ii) All other assets and liabilities at historical rates and
iii) Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

l) Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. It is applied on a prospective basis and applies to all awards granted on or after 1 January 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

2. Significant Accounting Policies - *Continued*

l) Change in Accounting Policy - *Continued*

Non-Employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

3. Fair Value of Financial Instruments

The company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, reclamation deposits, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Investments

Details are as follows:

	2003 Net Book Value	2003 Market Value	2002 Net Book Value
Marketable Securities			
Tenajon Resources Corp. - 1,348,699 (1,348,699) shares	$ **67,435**	$ 94,409	$ 67,435
Troon Ventures Ltd. - 174,772 (873,862) shares	**34,955**	43,693	34,954
Stornoway Ventures Ltd. - 190,000 (256,000) shares	**31,758**	283,100	41,106
NDT Ventures Ltd. - 239,500 (239,500) shares	**23,950**	40,715	23,950
Kaieteur Resources Ltd. - 50,000 (NIL) shares	**8,000**	8,500	-
Leadville Mining & Milling Corporation - 30,000 (30,000) shares	**5,634**	5,634	13,500
Northern Empire Minerals Ltd. - 80,000 (105,250) shares	**3,163**	116,000	4,172
	$ **174,895**	$ 592,051	$ 185,117

4. Investments - *Continued*

i) Investments are recorded at the lower of cost or market and represent less than a 10% interest in the respective companies.

5. Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	**2003 Net Book Value**	2002 Net Book Value
Office furniture and equipment	$ 36,332	$ 18,885	**$ 17,447**	$ 22,987

6. Resource Property Costs

a) Details are as follows:

	Acquisition	Exploration	**Total 2003**	Total 2002
Ontario Property - Selby	$ -	$ -	**$ -**	$ 42,960
Mexico Properties				
- El Tropico	-	10,722	**10,722**	-
- Sierra Rosario	-	7,081	**7,081**	-
- El Tesoro	9,566	81,767	**91,333**	-
	$ 9,566	$ 99,570	**$ 109,136**	$ 42,960

The current year write-off of exploration costs on outside properties and properties abandoned consisted of:

Mexico - General exploration and property examinations	$ 204,722
British Columbia - General exploration and property examinations	9,795
Ontario Property - Selby, balance 2002 costs	42,960
	$ 257,477

b) **Sierra Rosario, Mexico**

During the year, the company acquired, by staking, a concession in the state of Sinaloa, Mexico, known as Sierra Rosario ("Rosario"). By agreement dated 16 September 2002 and effective 30 September 2002, the company granted Kaieteur Resource Corp. ("Kaieteur") the option to acquire an undivided 60% interest in Rosario. Kaieteur is required to pay $200,000 ($10,000 received), issue 750,000 shares (50,000 received) and complete $1,000,000 of exploration expenditures ($4,859 completed), all in stages over the next four years.

6. Resource Property Costs - *Continued*

c) El Tesoro Project, Mexico

During the year, the company acquired a large property position located in the State of Durango, Mexico, two concessions by staking and an additional four concessions under option agreements.

i) Guadalupe Concession

By agreement dated 3 October 2002, the company has the option to earn a 100% interest in certain mineral concessions known as Guadalupe located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of U.S. $370,000, plus IVA and taxes in stages over the next four years. The company must also pay a finder's fee of U.S. $3,000 (U.S. $1,000 paid) in stages within 380 days of signing the formal contract.

ii) Dos Hermanos Concession

By letter of intent dated 16 December 2002 and agreement dated 30 January 2003, the company has the option to earn a 100% interest in certain mineral concessions known as Dos Hermanos located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of U.S. $50,000 (U.S. $4,000 paid) in stages over the next three years.

iii) Santo Niño Concession

By letter of intent dated 29 December 2002 and agreement dated 30 January 2003, the company has the option to earn a 100% interest in certain mineral concessions known as Santo Niño located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of U.S. $25,000 (U.S. $4,000 paid) in stages over the next three years.

iv) La Esperanza Concession

By letter of intent signed 28 January 2003 and agreement dated 17 February 2003, the company has the option to earn a 100% interest in certain mineral concessions known as La Esperanza located in Pueblo Nuevo Municipality, State of Durango, Mexico. The company must make payments of U.S. $85,000 (U.S. $1,000 paid) in stages over the next four years.

v) La Lajita and Tesoro 1

During the year, the company acquired, by staking, certain mineral concessions known as La Lajita and Tesoro 1, located in Pueblo Nuevo Municipality, State of Durango, Mexico.

d) El Tropico

During the year, the company acquired, by staking, certain mineral concessions known as El Tropico and El Tropico 1, located in Concordia Municipality, State of Sinaloa, Mexico.

e) Selby Property

By agreement dated 15 June 2000 and amended 11 December 2000, the company acquired a 100% interest in certain mineral claims located in the Tib Lake area of Ontario known as the Selby Property for $17,600 and issued 75,000 shares valued at $18,000. The vendor retains a 2% net smelter royalty. During the year, management decided not to proceed with the Selby project and accordingly, all related exploration expenditures have been written off.

6. Resource Property Costs - *Continued*

f) Lobos Property

By agreement dated 16 March 2000 and amended 27 November 2000, the company was granted an option to acquire a 100% interest in a property concession known as Lobos, located on the Sierra Madre Occidental, Mexico.

By letter of intent dated 6 March 2001, the company and its wholly-owned subsidiary granted an option to Leadville Mining and Milling Corporation ("Leadville") to earn an undivided 51% interest in the company's interest in the Lobos project. During the prior year, Leadville terminated the option agreement.

During the prior year, management decided not to proceed with the Lobos project and accordingly, all related exploration expenditures were written off.

7. Share Capital

a) Details are as follows:

	Shares	Amount
Authorized:		
20,000,000 shares without par value		
Issued and outstanding:		
Balance - 28 February 2001	5,645,647	$ 18,419,772
Private placement	1,450,982	246,667
Share issuance costs	-	(26,667)
Balance - 28 February 2002	7,096,629	18,639,772
Exercise of options (i)	100,000	20,800
Exercise of warrants	1,333,335	269,167
Balance - 28 February 2003	8,529,964	$ 18,929,739

i) Of these shares, 75,000 shares were issued to a director for proceeds of $15,750.

7. Share Capital - *Continued*

b) Stock Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,020,000 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

i) A summary of the company's options at 28 February 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	2003			2002		
	Options Outstanding		**Weighted Average Exercise Price**	Options Outstanding		Weighted Average Exercise Price
Balance - 1 March	**570,000**	**$**	**0.20**	635,000	$	0.21
Granted - insiders	**325,000**		**0.25**	110,000		0.15
- employees	**25,000**		**0.25**	10,000		0.15
Exercised	**(100,000)**		**0.21**	-		-
Expired	**(145,000)**		**0.21**	(185,000)		0.21
Balance - 28 February	**675,000**			570,000		

ii) As at 28 February 2003, the company has outstanding the following share purchase options:

	Number	Price per Share	Expiry Date
Options			
- insiders	135,000	$ 0.21	14 July 2003 *
- insiders	80,000	$ 0.21	15 August 2005
- employees	10,000	$ 0.21	15 August 2005
- insiders	85,000	$ 0.15	17 October 2006
- employees	25,000	$ 0.15	17 October 2006
- insiders	325,000	$ 0.25	17 July 2007
- employees	15,000	$ 0.25	17 July 2007
	675,000		

* These options were repriced, in a prior year, from a range of $0.57 to $1.10, to $0.21.

7. Share Capital *-Continued*

b) Stock Options *- Continued*

iii) During the year, the company granted 350,000 incentive stock options to employees, directors and insiders of the company at the exercise price of $0.25 per share expiring 17 July 2007. For the newly granted options, compensation expense is based on the fair value (based on Black-Scholes option pricing model) of the options on the grant date.

The pro-forma effect on net loss and net loss per share for the year ended 28 February 2003, had the company accounted for the stock options granted to employees, directors and insiders using the fair value method, is as follows:

		2003
Net Loss		
As reported	$	136,290
Stock based compensation		45,588
Pro-forma	$	181,878
Net Loss per Share		
As reported	$	0.02
Pro-forma	$	0.02

iv) The fair value of stock options used to calculate the compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003
Expected dividend yield	0.00%
Expected stock price volatility	55.094%
Risk-free interest rate	4.45%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the company's stock options.

7. Share Capital -*Continued*

c) Warrants

As at 28 February 2003, the company has 117,647 (2002 - 1,450,982) warrants outstanding as follows:

Number	Price per Share	Expiry Date
117,647 *	$ 0.25	24 July 2003

* Of these warrants, 67,647 are held by a director.

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $403,775 (2002 - $382,928) are primarily from various companies with certain directors in common.

b) Total salaries of $216,000 (2002 - $216,000) were paid to two directors of the company. A portion of these salaries, based on time spent, are recovered from company's with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

d) Gain on sale of securities of $122,316 (2002 - $117,815) resulted from the sale of shares of companies with certain directors in common.

e) Troon Ventures Ltd., Tenajon Resources Ltd., Stornoway Ventures Ltd., Northern Empire Minerals Ltd., Sherwood Mining Corporation and NDT Ventures Ltd. have certain directors and officers in common with the company.

9. Segmented Information

The company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2003	2002	**2003**	2002	**2003**	2002
Loss for the year	**$ (99,613)**	$ (45,186)	**$ (36,677)**	$ (239,348)	**$ (136,290)**	$ (284,534)
Identifiable assets	**$ 1,023,734**	$ 959,022	**$ 123,550**	$ 4,655	**$ 1,147,284**	$ 963,677
Administrative expenses	**$ 371,345**	$ 384,509	**$ 34,788**	$ 11,023	**$ 406,133**	$ 395,532

10. Lease Obligations

The company has a lease agreement for their office space. The minimum annual commitment for rental expenses for the company's premises is $52,960 until 2006. This amount does not include the company's share of operating expenses.

11. Income Taxes

The company has incurred certain resource related expenditures of approximately $4,100,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable capital losses for tax purposes of approximately $978,000 which may be carried forward indefinitely. These losses may be used to reduce taxable capital gains in future years.

The potential future tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

SCHEDULE B: SUPPLEMENTAL INFORMATION

Analysis of Expenses and Deferred Costs

Refer to the Audited Year-end Consolidated Financial Statements in Schedule A. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Resource Property Costs provides an analysis of deferred costs.

Related Party Transactions - Refer to Note 8 in the Financial Statements. Also refer to Schedule C: Management Discussion and Analysis

Summary of Securities Issued and Options Granted During the Year-to-Date Period Ended February 28, 2003 – See Note 7 of the Financial Statements

Summary of Securities as at February 28, 2003 - See Note 7 of the Financial Statements.

Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman/Director
D. Bruce McLeod, Vice President/Director
Reginald J. Stranks, Director
Gail M. Sharp, Corporate Secretary
Fred G. Hewett, President/CEO/Director
John E. Robins, Director
James R. Robinson, Vice President, Exploration

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

International Northair Mines Ltd. ("Northair" or the "Company") is a mineral exploration company actively engaged in the acquisition of strategic mineral properties throughout North America. Since 1995, the Company has concentrated its efforts in Mexico with an active generative mineral exploration program. The program utilizes a combination of submittal solicitations and belt reconnaissance, and has resulted in the recent acquisition of the El Tesoro, Sierra Rosario and El Tropico properties.

In April of 2002, the Company staked the Sierra Rosario concession, located in the state of Sinaloa, Mexico. In September, the Company entered into a joint venture with Kaieteur Resource Corp. ("Kaieteur"), whereby Kaieteur can earn a 60% interest in the project by paying Northair $200,000 in cash, issuing 750,000 common shares and incurring $1,000,000 in exploration expenditures over a four year period. To date, Northair has received a payment of $10,000 and 50,000 shares from Kaieteur. Kaieteur has completed, using Northair personnel, a first phase exploration program that including mapping and sampling on the San Rafael Zone. This Zone is the principal target on the property since it contains strong silver mineralization. Kaieteur is developing further exploration plans.

In February of 2003, the Company announced the acquisition of the El Tesoro Project located in the state of Durango, Mexico. After staking three concessions directly, the Company acquired an additional four concessions pursuant to various option agreements with arm's length individuals. The total consideration under these agreements is US $530,000 staged over a three and four year period. (Refer to Note 6 (c) in Schedule A for agreement details).

The Company is currently conducting a sampling and trenching program on the El Tesoro Project that has been designed to explore and sample entire widths of the mineralized zones identified throughout the property.

The Company has also acquired by staking, the El Tropico concession in the state of Sinaloa, Mexico. This concession covers the majority of a structurally controlled gold/silver occurrence, and further work for the project and surrounding area is under consideration.

The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the Financial Statements in Schedule A.

Results of Operations

For the year ended February 28, 2003, the Company sustained a loss of $136,290 or a $0.02 loss per share, compared to a loss of $284,534 or a $0.04 loss per share in the comparative 2002 period. This was primarily due to a decrease in resource costs write-offs and a write-down of investments, an increase in administrative recoveries and gain on sale of investments and a reduction in the loss on the Company's equity investments.

The $257,477 of resource costs written off in the current year (2002 - $371,401) relate primarily to $42,960 of costs on the abandoned Selby property and $204,722 incurred on outside property examinations in Mexico. Expenditures on outside property examinations in Canada, net of $5,012 exploration tax credit refund, were $9,795.

The Company provides management and administrative services to each of Troon Ventures Ltd., Tenajón Resources Ltd., Stornoway Ventures Ltd., Northern Empire Minerals Ltd., Sherwood Mining Corporation and NDT Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group") Each company within the Group is related to Northair through directors and/or shareholders in common. Pursuant to various agreements, Northair recovers administrative fees (fixed annually and paid monthly) from the Group. During the 2003 fiscal year, Northair recovered an aggregate of $403,775 (2002 - $382,928) of administrative expenses from the Group. Accordingly, the Company's net administrative costs for the year were $2,358 compared to $12,604 in 2002.

During the fiscal year 2003, the Company's individual expense categories experienced fluctuations. The reader is directed to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of each expense category. The Company incurred unexpected repair and maintenance costs on its computer equipment and paid additional levies for property taxes and operating costs on its leased premises. The Company also experienced higher foreign exchange losses on the conversion of US denominated funds because of currency fluctuation. Salaries and benefits costs were lower (2002 - $187,855; 2003 - $155,913) due to increased salary allocations to the Group. Regulatory compliance costs were substantially lower in 2003 ($11,650) than in 2002 ($21,320). In 2002 the Company incurred significant costs in connection with a continuous disclosure review conducted by the British Columbia Securities Commission. Shareholders information and investor relations' costs were also lower (2003 - $8,625; 2002 - $11,250) as the Company participated in fewer conferences and distributed a smaller number of information packages.

From time to time, the Company may make investments in the Northair Group through private placements, debt settlement agreements or as consideration in mineral property transactions. In 2003, Northair realized a gain on sale of securities of $122,316 (2002 - $117,815) with respect to the disposition of shares in each of Troon Ventures Ltd., Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.

The carrying cost of the Company's marketable securities has been written down by $7,866 (2002 - $14,935) to reflect a decline in market values. See Note 4 for details concerning the Company's portfolio of investments at the 2003 year-end.

The $17,491 loss on equity investment in 2002 (2003 – Nil) is the Company's share of Northern Empire's loss (in excess of 20%). Since August 31, 2001, the Company's investment in Northern Empire has been carried at cost because of the lack of significant influence.

Liquidity and Capital Resources

Cash and cash equivalents increased by $125,386 during the year ended February 28, 2003 (2002 - $134,251), resulting in a balance of $731,862 (2002 - $606,476). Northair generated $289,967 (2002 - $220,000) from warrant and stock option exercises, $35,460 from operations (in 2002 the Company spent $61,980 on its operations) and $135,023 from the sale of investments (2002 - $155,317)

The Company expended $331,653 net on resource properties (2002 - $156,763) with respect to the acquisition and exploration of the El Tesoro, El Tropico and the Sierra Rosario properties in Mexico (see

Note 6 to the financial statements for details). The Company also spent $2,351 on the purchase of common shares of Stornoway Ventures Ltd. (2002 - $16,138).

As of February 28, 2003, the Company's working capital was $747,882 (2002 - $644,619) including $76,879 of accounts receivable from the Group for expense reimbursements (2002- $80,079). These accounts receivable from the Group are non-interest bearing and payable within a year. The Company also had a marketable securities portfolio of $174,895 (2002 - $185,117), recorded at the lower of cost or market value. These investments represent less than a 10% interest in any one company. Included in accounts payable is a $25,963 advance (2002 – Nil) from Northern Empire for future administrative expenses. This amount is non-interest bearing and is payable within the following year, and therefore, has been classified as a current liability.

The Company's issued and paid up share capital was $18,929,739 (2002 - $18,639,772) representing 8,529,964 (2002 – 7,096,629) common shares without par value. The deficit was $17,989,827 at the 2003 fiscal year-end (2002 - $17,853,537). After adjusting for contributed surplus of $116,448, shareholders' equity totaled $1,056,360 (2002 - $902,683).

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company's activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results. To mitigate some of this the Company retains the majority of its liquid assets and liabilities in Canadian denominated financial instruments.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's generative exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company's properties.

Statements contained in this BC Form 51-901F that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of exploration programs, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions or delays in exploration or development activities, political risks involving doing business in other nations and the policies of those nations, the inherent uncertainty of commodity prices and production and the failure to obtain adequate financing on a timely basis.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod
Chairman of the Board & Director

Frederic G. Hewett, *P. Eng.,*
President, Chief Executive Officer & Director

D. Bruce McLeod, *P. Eng.,*
Vice President & Director

John E. Robins, *P. Geo.,*
Director

Reginald J. Stranks,
Director

James R. Robinson, *B.Sc.,*
Vice President – Exploration

Gail M. Sharp,
Corporate Secretary

SENIOR STAFF

David Visagie, *P. Geo.*
Senior Geologist

Alfred C. Kwong, *C.A., M.B.A.*
Controller

EXECUTIVE OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA
Tel: (604) 687-7545; Fax: (604) 689-5041

WEB SITE: www.northair.com/international

E-MAIL ADDRESS: info@northair.com

EXPLORATION OFFICE

3552 East Fremont Place
Littleton, CO, 80122, USA
Tel: (303) 694-7290; Fax: (303) 770-0356

REGISTERED OFFICE

Suite 1000, 595 Howe Street
Vancouver, B.C., V6C 2T5, CANADA

SOLICITORS

DuMoulin Black
Vancouver, B.C., CANADA

Moya Flores & Associates
Mexico City, MEXICO

AUDITORS

Staley, Okada & Partners
Surrey, B.C., CANADA

TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, B.C., V6C 3B8, CANADA
Tel: (604) 689-9853; Fax: (604) 689-8144
Email: pacific@pctc.com

BANKERS

Bank of Montreal
Vancouver, B.C., CANADA

STOCK EXCHANGE LISTING

TSX Venture Exchange
TSXV: INM